Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

September 27, 2023

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Gabor Dorrie Yale
Joseph Ambrogi Jeffrey Lewis Jennifer Monick

Re:	Spark I Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
September 15, 2023
Amendment No. 2 to Registration Statement on Form S-1
Filed September 25, 2023
File No. 333-273176

Ladies and Gentlemen:

On behalf of our client, Spark I Acquisition Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 27, 2023, relating to the above-referenced Amendment No.1 and No.2 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on September 15, 2023), all page references herein correspond to the page of Amended S-1.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Financial Statements

Note 8 - Warrants, page F-15

1.	We note your response to our comment 1 and your revisions to your filing. We note you disclose on pages F-16 and F-32 "Additionally, the Private Placement Warrants will be exercisable on a cash or cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees." Please tell us how you considered this statement in your assessment of whether or not there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

In response to the Staff’s comment, the Company respectively submitted that the below sentence was included in error and revised pages F-16 and F-32 of the Amended S-1 by removing the sentence “Additionally, the Private Placement Warrants will be exercisable on a cash or cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees.”

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

General

2.        We acknowledge your revised disclosures in response to our comment 2. We note that your revised disclosures on page 65 state that the forward purchaser may be investing at a "modest" illiquidity discount, but also that shareholders may be "significantly" diluted. Please revise to provide some context regarding the amount of the discount, or if such information is not known, revise to remove the reference that it would be "modest."

In response to the Staff’s comment, the Company has revised page 65 of the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at 650-849-3240.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Andrew Hoffman
Andrew Hoffman

cc:	James Rhee, Spark I Acquisition Corporation
Sally Yin, Wilson Sonsini Goodrich & Rosati, P.C.